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                              August 26, 2021

       Bradley A. Bostic
       Chief Executive Officer
       Future Health ESG Corp.
       8 The Green, Suite #12081
       Dover, DE 19901

                                                        Re: Future Health ESG
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-258911

       Dear Mr. Bostic:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on S-1 filed August 19, 2021

       Cover page

   1. Please revise the sixth paragraph of the cover page discussion to highlight that this anchor investment represents
97.4% of the units sold in the offering and, with reference to the risk factor on page 49,
briefly highlight its potential impact on control of the company and any future business
combination vote.
       Certain Relationships, page 99

   2. With a view to disclosure here and in the penultimate paragraph on page 74, please tell us whether any of the
anchor investors are related persons and indicate the number of anchor investors.
 Bradley A. Bostic
Future Health ESG Corp.
August 26, 2021
Page 2
Exhibit 5.1 -- Opinion of Blank Rome LLP, page II-4

3. We note the legal opinion references 2,300,000 Units. Please file an opinion which addresses the 23,000,000 Units being registered in your offering. Also, we note that the opinion is limited to Delaware law whereas the Units and the Warrants included in the
      Units are governed by New York Law. Please file an opinion that opines on the Units and the Warrants included in the Units under the laws of the State of New
York.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at (202) 551-4391 or Lynn Dicker at (202) 551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameBradley A. Bostic
                                                           Division of
Corporation Finance
Comapany NameFuture Health ESG Corp.
                                                           Office of Life
Sciences
August 26, 2021 Page 2
cc:       Yelena M. Barychev, Esq.
FirstName LastName